January 10, 2013

VIA EDGAR CORRESPONDENCE

Mr. Vincent DiStefano

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	RidgeWorth Funds (“Registrant”)

(File Nos. 033-45671, 811-06557)

Dear Mr. DiStefano:

This letter responds to the comments on the preliminary proxy filing containing, among other sections, a “Questions and Answers” section (the “Q&A”) and a proxy statement (the “Proxy Statement”) filed on Schedule 14A via EDGAR on December 19, 2012, that were provided to me by telephone on Friday, December 28, 2012 by the Securities and Exchange Commission staff.

1. Comment. The Proxy Statement contains a proposal pursuant to which the shareholders of the RidgeWorth Large Cap Core Growth Stock Fund (the “Fund”) are asked to approve an amendment to the Distribution and Service Plan for A Shares to increase the Rule 12b-1 fee from 0.25% to 0.35%. In the first question “Why is the Board of Trustees proposing this change to the Fund’s 12b-1 fee?” in the Q&A section, please further describe how the total expenses will be lower for the RidgeWorth Large Cap Growth Stock Fund. In addition, please describe in further detail the potential intermediary and shareholder impacts that contributed to the Board approving the reorganization.

Response: The disclosure has been revised and certain requested disclosure has been added.

2. Comment: In the second question “What am I being asked to vote on?” in the Q&A section, please describe under what circumstances a shareholder would pay a Rule 12b-1 fee of 0.35%.

Response: The Fund has no intention of charging shareholders a 12b-1 fee of 0.35% and disclosure to that effect has been added.

3. Comment: In the third question “Are there any other differences between the Funds?” in the Q&A section, please describe in plain english the phrase “core” tilt.

Response: The requested disclosure has been added.

4. Comment: Please confirm that the reorganization of the Fund and the RidgeWorth Large Cap Growth Stock Fund does not require shareholder approval.

Response: Shareholder approval of the merger of the Funds is not required if the series that are merging meet the conditions set forth in Rule 17a-8(a)(3) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registrant confirms that the proposed reorganization of the Fund into the RidgeWorth Large Cap Growth Stock Fund meets the conditions of Rule 17a-8(a)(3) under the 1940 Act.

5. Comment: In the seventh question “What happens if the amendment to the A Shares Plan to increase the Rule 12b-1 fee is not approved?” in the Q&A section, the Board of Trustees will consider alternative courses of action if the shareholders do not approve the Proposal. Please add more disclosure in the Proxy Statement regarding the options the Board will likely consider if the Proposal is not approved by shareholders.

Response: The requested disclosure has been added.

6. Comment: Under the heading “PROPOSAL APPROVAL OF AMENDMENT TO DISTRIBUTION AND SERVICE PLAN-Expenses” of the Proxy Statement please use fees and expenses based on the semi-annual period dated September 30, 2012. Please (i) indicate if there have been any material changes to fees and expenses since the fiscal year ended March 31, 2012 and (ii)include in the fees and expense table a column with respect to the Fund having a Rule 12b-1 fee of 0.35% and a combined pro forma column if a Rule 12b-1 fee of 0.35% is charged.

Response: The requested disclosure has been added.

7. Comment: Please explain in this correspondence letter the difference in expenses between the “Other Expenses” of the Large Cap Core Growth Stock Fund and Large Cap Growth Stock Fund.

Response: The primary reason the “Other Expenses” of the Large Cap Growth Stock Fund are lower than the “Other Expenses” of the Large Cap Core Growth Stock Fund is because the Large Cap Growth Stock Fund has a larger asset base than the Large Cap Core Growth Stock Fund.

8. Comment: Please confirm that the Fund does not intend to charge shareholders 0.35% for the Rule 12b-1 fee prior to the reorganization or after the reorganization.

Response: The Fund does not intend to charge shareholders 0.35% for the 12b-1 fee prior to or after the proposed reorganization.

9. Comment: In the fifth paragraph under the heading “PROPOSAL APPROVAL OF AMENDMENT TO DISTRIBUTION AND SERVICE PLAN-Distribution and Service Plan for A Shares” of the Proxy Statement states that “…the Trustees may consider relevant in connection with its consideration, including, among other factors, the reasons underlying the need for continuation of the A Shares Plan; the nature of the benefits anticipated from the A SharesPlan and the time period necessary for those benefits to be achieved; and the effect of the A Shares Plan on shareholders.” Please describe the reasons underlying the need for continuation of the A Shares Plan; the nature of the benefits anticipated from the A Shares Plan and the time period necessary for those benefits to be achieved; and the effect of the A Shares Plan on shareholders.

Response: The requested disclosure has been added.

*    *    *    *    *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this proxy statement and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this proxy statement does not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes

Secretary of RidgeWorth Funds

cc:	J. Short

J. O’Donnell

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